UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2012

On August 15, 2012, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2012. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned

2

above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 14, 2012

adecoagro

2Q12

2Q12
Earnings Release

Conference Call
Aug 15th, 2012
11 a.m. (US EST)
12 p.m. (Buenos Aires and São Paulo time)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $29.8 million in 2Q12

Luxembourg, August 14, 2012 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the second quarter of 2012. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance

$ thousands	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Gross Sales	157,154	176,619	(11.0%)	265,636	234,871	13.1%
Adjusted EBITDA (1)						
Farming & Land Transformation	22,548	22,954	(1.8%)	35,221	43,709	(19.4%)
Sugar, Ethanol & Energy	13,524	49,442	(72.6%)	8,778	44,001	(80.0%)
Corporate Expenses	(6,320)	(6,870)	(8.0%)	(12,433)	(11,846)	5.0%
Total Adjusted EBITDA	**29,752**	**65,526**	**(54.6%)**	**31,566**	**75,864**	**(58.4%)**
Net Income	(14,878)	12,736	- %	(13,620)	28,097	- %
Farming Planted Area (Hectares)	232,708	192,207	21.1%	232,708	192,207	21.1%
Sugarcane Plantation Area (Hectares)	76,517	59,647	28.3%	76,517	59,647	28.3%

- In 2Q12, Adecoagro recorded Adjusted EBITDA of $ 29.8 million and an Adjusted EBITDA margin of 19.5%.
- 6M12 Adjusted EBITDA was $31.6 million and Adjusted EBITDA margin was 12.3%.
- Gross Sales in 2Q12 reached $157.2 million, while on an accumulated basis, 6M12 gross sales were $265.6 million.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

2Q12

The Farming and Land Transformation businesses’ Adjusted EBITDA in 2Q12 was $22.5 million, in line with 2Q11. Operating performance was enhanced by an $8.0 million gain generated by the strategic sale of the San Jose farm, and offset by a $1.6 million loss resulting from the mark-to-market of our crop hedge positions, compared to a $3.0 million gain in 2Q11.

Adecoagro’s Sugar, Ethanol and Energy business began the 2012 sugarcane harvest and milling season during 2Q12. Operational and financial performance during the quarter was negatively affected by abundant rainfalls during April, May and June throughout the Brazilian center-south region. The excess rains delayed the harvest and reduced the sucrose content (TRS) in the cane. As a result, sugarcane milling during 2Q12 was 40.4% below that of 2Q11. Consequently, Adjusted EBITDA for the quarter was $13.5 million, compared to $49.4 million in 2Q11. If weather normalizes during the second half of the year, Adecoagro expects to compensate for the lower sugarcane crushing and production volumes and related financial perfomance during 3Q12 and 4Q12.

Net income in 2Q12 totaled negative $14.9 million, $27.6 million less than in 2Q11. The loss for the period is the result of: (i) the delay in the sugarcane harvest, (ii) a $21.4 million foreign exchange loss, mainly non-cash, generated by the impact of the depreciation of the Brazilian Real on our outstanding dollar-denominated debt and non-deliverable forward currency hedges, and (iii) a $10.3 million non-cash loss resulting from the mark-to-market of our sugarcane and coffee biological assets. We expect poor results generated by the delay of the sugarcane harvest to be offset by gains during the next two quarters.

Strategy Execution

Sugar, Ethanol & Energy Expansion

The construction of the Ivinhema greenfield mill in Mato Grosso do Sul is moving ahead as planned and on schedule. We expect the construction of the first phase of the mill, consisting of a nominal annual capacity of 2.0 million tons of sugarcane, to be completed by November 2012. Ivinhema is expected to undergo test runs in late 2012 and start commercial milling operations at the beginning of the 2013 harvest.

Land Transformation – San Jose Farm Sale

During June 2012, Adecoagro completed the sale of the San Jose farm at a 31.4% premium over the Cushman and Wakefield independent appraisal dated September 2011. San Jose is a 7,630 hectare farm purchased by Adecoagro in 2002 for a total of $0.7 million or $85 per hectare. The farm was sold fully developed 10 years later for $9.25 million or $1,212 per hectare, obtaining an internal rate of return of 31.8%. The transaction generated $8.0 million dollars of operating profit for the 2Q12 period.

Dairy and Rice Expansion

The construction of the second free stall dairy is well advanced and is expected to start operating during August 2012 with 230 milking cows, generating additional value to our corn and soy production.

The facility will be gradually populated until reaching full capacity of 3,500 milking cows and an estimated production of over 120 thousand liters of milk per day by November 2013. The new free stall dairy will expand Adecoagro’s milking 7,200 head and annual milk production cow herd to 90 million liters.

The Franck rice mill is expected to be finished by September 2012. Once the assembly is completed the facility will be able to generate additional value to our rough rice production. The mill will have an

2Q12

annual processing capacity of 100,000 tons of rough rice, increasing Adecoagro’s 300,000 tons.

Market Overview

After the summer drought that occurred in South America during the end of 2011 and early 2012, the United States is now facing a similar drought situation in all the main producing states. The US grain and oilseed markets have been significantly impacted by the swing in forecasts which went from a record high production of corn and soybean, to the highest estimated yield losses in 25 years. As a consequence, grain and oilseed prices surged and reached record highs during mid July 2012. Deterioration of crop conditions in the US, coupled with existing low stock-to-use ratios after the South American corn and soybean crop, may lead to a period of extended high prices at least until the 2012/13 South American crop.

Sugar #11 ICE broke the 20 cents/lb barrier, in part as a result of strong Brazilian currency depreciation and the crisis in Europe. Prices rose back through the 22-23 cents/lb level at the end of the quarter due to excess rainfall, which slowed harvesting in both Center-South Brazil and Australia, while delayed monsoons have reduced production expectations for

Environmental Sustainability

Bonsucro Certifiation

On July 5, 2012, Adecoagro’s Sugar, Ethanol and Energy cluster located in the state of Mato Grosso do Sul, Brazil, was certified under the Bonsucro Production Standard. Over 33 thousand hectares of sugarcane plantations were audited, resulting in a certified production of 170 thousand tons of sugar and 125 thousand cubic meters of ethanol. Angelica is the first mill in the state of Mato Grosso do Sul and the sixteenth worldwide to obtain this certification.

The Bonsucro Production Standard is a global multi-stakeholder non-profit initiative focused on improving the social, environmental, and economic sustainability of sugar, ethanol, and energy production from sugarcane. The certification assures buyers, suppliers and consumers that sugar and ethanol are produced with a focus on fulfillment of five key items: (i) legal compliance; (ii) biodiversity and ecosystem impacts; (iii) human rights; (iv) production and processing; and (v) continuous improvement.

We believe this certification will allow Adecoagro to access new markets and expand its commercial opportunities. The Bonsucro certification meets the sustainability criteria set by the European Union Renewable Energy Directive, which mandates 20% renewable energy consumption for its Member States by 2020.

Since its inception, Adecoagro’s business model has been focused on operational efficiency to achieve low cost production, balanced with environmental and social sustainability to ensure long term profitability. During the last 12-months, Adecoagro has achieved other important certifications for its food and renewable energy production: ethanol production has been approved to enter the U.S. market as an advanced biofuel under the Environmental Protection Agency’s Renewable Fuel Standard (RFS2) and the California Air Resources Board Low Carbon Fuel Standard (LCFS). Soybean production has been certified by the Round Table on Responsible Soybean (RTRS). The Bonsucro certification constitutes another proof of Adecoagro’s strong commitment to the highest sustainability standards.

adecoagro
2Q12

Operating Performance

Farming Business

Farming Production Data									
Planting & Production	*Planted Area (hectares)*			*2011/2012 Harvested Area*			*Yields (Tons per hectare)*		
	2011/2012	**2010/2011**	**Chg %**	**Hectares**	**% Harvested**	**Production (tons)**	**2011/2012**	**2010/2011**	**Chg %**
Soybean	50,726	57,815	(12.3%)	50,406	99.4%	125,140	2.5	2.6	(2.8%)
Soybean 2nd Crop	42,024	32,311	30.1%	41,201	98.0%	62,833	1.5	1.6	(4.9%)
Corn (1)	41,466	28,178	47.2%	24,451	59.0%	123,925	5.1	5.6	(10.3%)
Corn 2nd Crop	6,144	3,516	74.7%	1,595	26.0%	5,903	3.7	3.0	22.9%
Wheat (2)	43,235	28,029	54.3%	43,235	100.0%	113,341	2.6	3.3	(20.9%)
Sunflower	9,596	9,943	(3.5%)	9,596	100.0%	18,667	1.9	2.1	(7.5%)
Cotton Fiber	6,389	3,242	97.1%	3,491	54.6%	3,673	1.1	2.7	(61.0%)
Total Crops	**199,579**	**163,033**	**22.4%**	**173,974**	**87.2%**	**453,483**	2.6	3.0	(13.6%)
Rice	31,497	27,542	14.4%	31,497	100.0%	171,137	5.4	6.2	(13.0%)
Coffee (perennial) (3)	1,632	1,632	- %	1,225	78.0%	2,637	2.2	2.0	10.3%
Total Farming	**232,708**	**192,207**	**21.1%**	**206,695**	**88.8%**	**627,257**	3.0	3.5	(12.5%)
Owned Croppable Area	123,277	118,686	3.9%						
Leased Area	61,263	37,694	62.5%						
Second Crop Area	48,168	35,827	34.4%						
Total Farming Area	**232,708**	**192,207**	**21.1%**						

	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)		
Dairy	**2Q12**	**2Q11**	**Chg %**	**2Q12**	**2Q11**	**Chg %**	**2Q12**	**2Q11**	**Chg %**
Milk Production	4,627	4,381	5.6%	12.1	11.4	6.3%	28.8	28.6	0.7%

	Processed Rice (thousand tons)		
Rice	**2Q12**	**2Q11**	**Chg %**
Processed Rice	66.6	54.0	23.4%

(1) Includes sorghum.
(2) Includes barley.
(3) Percentage of harvested area is calculated over 1,570 hectares.
Note: Some planted areas may reflect immaterial adjustments compared to previous reports due to a more accurate area measurement, which occurred during current the period.

2011/12 Harvest Year

As of June 30, 2012, 206.7 thousand hectares were successfully harvested. The harvest of the remaining 26.0 hectares, including corn, soybean, cotton and coffee, will be concluded during 3Q12.

Wheat: The harvest was completed and reported in the 1Q12 earnings report.

Sunflower: The harvest was completed and reported in the 1Q12 earnings report.

Soybean: As of June 30, 2012, 99.4% of soybean first crop was harvested. Average yield was 2.5 tons/ha, slightly lower than the previous harvest year. Yields were below our estimates mainly due to the drought experienced in the Humid Pampas region during November 2011 through early January 2012, coupled with the lack of rain that the northwest of Argentina experienced during the months of March and April 2012.

Soybean Second Crop: The harvest of soybean second crop was substantially complete by the end of June 2012, with 98.0% of total area harvested. As a result of the summer drought, the lack of moisture in the soil prevented the timely planting of the crop, which follows immediately after the wheat crop harvest. Although the crop experienced adequate rains during the growth cycle, the late planting reduced the yield potential. In addition, the drought suffered in the northwest of Argentina during March and April 2012 also had an adverse effect on the crop's development. Despite these adverse conditions, the average soybean yield was 1.5 tons/ha, slightly below last year.

4

2Q12

Corn: As of June 30, 2012, the harvested area for corn totaled 24,451 hectares, 59.0% of the total planted area. The average yield obtained by the end of 2Q12 was of 5.1 tons/ha, 10.3% lower than the previous harvest year. The lower yield was the result of the lack of rain during November 2011 through January

2012. As of the end of the second quarter, a considerable harvested. This is primarily due to the strategic decision of planting 50% of the area with late corn varieties to diversify climate and water risk, which will continue to be harvested during early 3Q12. We expect final yields for the corn crop to remain in line with the current average yield.

Corn Second Crop: As of the end of 2Q12, the harvest was in its initial stage with only 26.0% of the area harvested. The crop developed well and we expect final yields to be in line with current harvested yields of

3.7 tons per hectare or 22.9% above last year.

Cotton: As of the end of 2Q12, 54.6% of the planted hectares had been harvested. Almost all of the harvested area corresponds to cotton planted in Argentina, which has a lower yield potential than Brazilian cotton. In addition, the cotton in Argentina was negatively affected by the summer drought. We expect average yields to improve as the Brazilian farms continue to be harvested throughout 3Q12.

Rice: The harvest of 31,497 hectares of rice was completed by the end of the 2Q12. Despite the 14.4% growth in planted area, rough rice production remained in line with last year reaching 171.0K tons during the 2011/12 harvest year due to lower yields. The average yield of our rice farms was 5.4 tons/ha, 13.0% lower than the previous harvest year. As mentioned in the 1Q12 report, below average temperatures during the initial growth stage of the crop coupled with high temperatures lack of rain during the flowering stage, reduced the crop’s yield potential.

Coffee: The harvest of our coffee plantation was well advanced as of June 30, 2012, with almost 80% of total estimated production harvested. We expect total production to be 20% above last year as a result of a 12% increase in harvested area and a 10% increase in yields, driven by the improvement in harvesting efficiency.

2012/13 Harvest Year

At the end of 2Q12, Adecoagro began its planting activities for the 2012/13 harvest year. During the end of June through early July, Adecoagro successfully planted 29,453 thousand hectares of wheat in good soil moisture conditions.

adecoagro
2Q12

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data	2Q12	2Q11	% Chg	6M12	6M11	% Chg
Crushed Cane (Tons)	997,036	1,673,855	(40.4%)	997,036	1,673,855	(40.4%)
Own Cane	974,226	1,583,427	(38.5%)	974,226	1,583,427	(38.5%)
Third Party Cane	22,811	88,729	(74.3%)	22,811	88,729	(74.3%)
Sugar (Tons)	49,396	77,041	(35.9%)	49,396	77,041	(35.9%)
Ethanol (M3)	41,287	69,266	(40.4%)	41,287	69,266	(40.4%)
Exported Energy (MWh)	46,728	89,898	(48.0%)	46,728	89,898	(48.0%)
Expansion & Renewal Area (Hectares)	5,235	2,993	74.9%	11,705	5,985	95.6%
Harvested Area (Hectares)	15,462	17,790	(13.1%)	15,462	17,790	(13.1%)
Sugarcane Plantation (Hectares)	76,517	59,647	28.3%	76,517	59,647	28.3%

The Brazilian sugarcane harvest year has experienced climatic difficulties during the first semester of 2012. The center-south region, the most important sugarcane production region in the country, suffered from abundant rainfalls during the months of April, May and June which slowed down the pace of harvest and reduced the sucrose content (TRS) in the cane. As a result, mills had fewer crushing days, reducing the total sugarcane crushed in the period. In addition, sugar and ethanol production were negatively affected by the low TRS content.

The operational performance of Adecoagro's Sugar, Ethanol and Energy business reflects the climatic difficulties explained above. Sugarcane crushed during 2Q12 was 40.4% lower than in 2Q11. Consequently, sugar, ethanol and energy production decreased by 35.9%, 40.4% and 48.0% respectively. If weather normalizes during the second half of the year, we expect to recover the delay in harvest and milling with an attendant shift in production and expected improvement in financial performance during the third and fourth quarters of the year.

The planting of sugarcane for the expansion and renewal of our plantation has proceeded according to plan. Despite adverse weather conditions, Adecoagro has been able to grow its sugarcane plantation from 65,308 hectares as of the 2011 year end, to a total of 76,517 hectares as of June 30, 2012, a 17.2% expansion in only six months.

6

adecoagro

2Q12

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation businesses - Financial highlights						
$ thousands	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Gross Sales						
Farming	98,385	76,512	28.6%	161,063	125,811	28.0%
Total Sales	**98,385**	**76,512**	**28.6%**	**161,063**	**125,811**	**28.0%**
Adjusted EBITDA [1]						
Farming	14,585	22,954	(36.5%)	27,258	43,709	(37.6%)
Land Transformation	7,963	-	- %	7,963	-	- %
Total Adjusted EBITDA[1]	**22,548**	**22,954**	**(1.8%)**	**35,221**	**43,709**	**(19.4%)**
Adjusted EBIT [1]						
Farming	12,702	21,327	(40.4%)	23,539	41,067	(42.7%)
Land Transformation	7,963	-	- %	7,963	-	- %
Total Adjusted EBIT[1]	**20,665**	**21,327**	**(3.1%)**	**31,502**	**41,067**	**(23.3%)**

Adjusted EBIT[1] for the Farming segment decreased 40.4%, from $21.3 million in 2Q11 to $12.7 million in 2Q12. The decrease in Adjusted EBIT is primarily explained by: (i) lower soybean and corn yields as a result of the summer drought that impacted the Humid Pampas during November 2011 through January 2012, and the northwest of Argentina during March and April of 2012; (ii) a larger area of corn remaining to be harvested as of June 30, 2012 due to the planting of late corn varieties; (iii) lower than expected rice yields over newly transformed areas, which were not trasnformed and ready for planting within the appropriate timeframe and were impacted by end of season low temperatures; and (iv) a $1.6 million loss resulting from the mark-to-market of soybean and corn hedge positions.

These negative effects were partially offset by the Land Transformation business that recognized $8.0 million in Adjusted EBIT during 2Q12 resulting from the strategic sale of the San Jose farm and higher soybean and corn prices.

Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, wherein Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more adequate metric to compare the performance of the company relative to its peers.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle). Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

7

adecoagro
2Q12

Crops

Crops - Highlights	metric	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Gross Sales	*$ thousands*	71,719	50,378	42.4%	107,713	76,149	41.5%
	thousand tons	243	196	24.0%	385	305	26.2%
	$ per ton	296	258	14.8%	280	250	12.1%
Adjusted EBITDA	*$ thousands*	11,260	17,354	(35.1%)	23,217	35,030	(33.7%)
Adjusted EBIT	***$ thousands***	**10,810**	**17,053**	**(36.6%)**	**22,333**	**34,372**	**(35.0%)**
Area under production [1]	*hectares*	151,411	127,206	19.0%	151,411	127,206	19.0%

(1) Does not include second crop planted area. Areas correspond to 2011/12 and 2010/11 harvest years.

Adjusted EBIT for our crops segment during 2Q12 reached $10.8 million, $6.2 million lower than for 2Q11. Despite a 22.5% growth in planted area, accumulated Adjusted EBIT for the first six months of the year was $22.3 million, 35.0% below the same period for the previous year. This lower year-to-date performance is primarily explained by: (i) lower than expected crop yields as a result of the summer drought which affected the Humid Pampas and northwest regions of Argentina, (ii) a $7.4 million loss generated by the mark-to-market of corn and soybean derivative and forward contracts as a result of the rally in grain and oilseed prices since the beginning of the year, and (iii) a delayed corn harvest as a result of the planting of late corn varieties, shifting a portion of the corn margin and Adjusted EBIT recognition into 3Q12.

Crops - Gross Sales Breakdown	2Q12	2Q11	Chg %	2Q12	2Q11	Chg %	2Q12	2Q11	Chg %
Crop		*thousand $*			*tons*			*$ per unit*	
Soybean	43,751	35,312	23.9%	127,205	125,583	1.3%	344	281	22.3%
Corn [1]	14,154	6,187	128.8%	70,680	42,332	67.0%	200	146	37.0%
Wheat [2]	8,838	5,657	56.2%	36,332	20,522	77.0%	243	276	(11.7%)
Sunflower	2,743	2,255	21.6%	6,798	6,921	(1.8%)	404	326	23.8%
Cotton	1,279	787	62.6%	730	276	164.5%	1,751	2,848	(38.5%)
Others	953	180	428.7%	-	-	- %	-	-	- %
Total	**71,719**	**50,378**	**42.4%**	-	-	- %	-	-	- %
	6M12	**6M11**	**Chg %**	**6M12**	**6M11**	**Chg %**	**6M12**	**6M11**	**Chg %**
Crop		*thousand $*			*tons*			*$ per unit*	
Soybean	47,880	39,237	22.0%	138,564	137,678	0.6%	346	285	21.2%
Corn [1]	26,001	19,675	32.2%	127,075	105,335	20.6%	205	187	9.5%
Wheat [2]	22,861	10,068	127.1%	101,397	42,859	136.6%	225	235	(4.0%)
Sunflower	6,169	6,055	1.9%	15,474	19,024	(18.7%)	399	318	25.2%
Cotton	3,592	787	356.7%	1,852	276	570.6%	1,940	2,848	(31.9%)
Others	1,210	327	270.0%	-	-	- %	-	-	- %
Total	**107,713**	**76,149**	**41.5%**	-	-	- %	-	-	- %

(1) Includes sorghum.

(2) Includes barley.

Note: Prices per unit are a result of averaging different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR).

Crops gross sales during 2Q12 and 6M12 were 42.4% and 41.5% higher than for 2Q11 and 6M11, respectively. Higher sales were primarily explained by higher realized prices for soybean and corn, coupled with higher sales volumes for wheat and corn. The increase in sales volumes for wheat and corn was the result of a 54.3% and 50.0% growth in planted area respectively, resulting in higher production volumes available for sale.

8

adecoagro

2Q12

Crops - Changes in Fair Value Breakdown									
6M12	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2011/12 harvest year									
Planting plan (a+b+c+d+e)	*hectares*	50,726	42,024	41,466	6,144	43,235	9,596	6,389	199,579
Area remaining to be planted (a)	*hectares*	-	-	-	-	-	-	-	-
Planted area in initial growing stages (b)	*hectares*	-	-	-	-	-	-	580	580
Planted area with significant biological growth (c)	*hectares*	320	824	17,014	4,549	-	-	2,319	25,026
Changes in Fair Value 2012 from planted area 2011/2012 with significant biological growth (i)	***$ thousands***	**174**	**45**	**(300)**	**171**	**-**	**-**	**(598)**	**(509)**
Area harvested in previous period (d)	*hectares*	3,484	429	8,700	-	43,235	9,596	-	65,444
Area harvested in current period (e)	*hectares*	46,922	40,771	15,751	1,595	-	-	3,491	108,530
Changes in Fair Value 2012 from harvested area 2011/12 (ii)	***$ thousands***	**15,972**	**5,054**	**950**	**35**	**32**	**869**	**(399)**	**22,513**
Total Changes in Fair Value in 6M12 (i+ii)	***$ thousands***	**16,146**	**5,099**	**650**	**205**	**32**	**869**	**(997)**	**22,004**

The table above shows the gains or losses from crop production generated in 6M12. Biological growth of the 2011/12 summer crops that had not been harvested as of June 30, 2012, generated initial recognition and changes in fair value of biological assets ("Changes in Fair Value") of negative $0.5 million. Crops harvested during 6M12, generated Changes in Fair Value of agricultural produce of $22.5 million. As a result, Total Changes in Fair Value for the 6M12 period reached $22.0 million, of which $14.8 million had been recognized in 1Q12 and $7.2 million were recognized in 2Q12.

Rice

Rice - Highlights							
	metric	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Gross Sales	*$ thousands*	20,264	18,339	10.5%	40,521	33,919	19.5%
	thousand tons [1]	48.5	41.8	16.1%	100.8	80.6	25.1%
	$ per ton	418	439	(4.8%)	402	421	(4.5%)
Adjusted EBITDA	*$ thousands*	(2,022)	(227)	790.7%	(1,187)	4,282	(127.7%)
Adjusted EBIT	***$ thousands***	**(3,042)**	**(1,193)**	**155.0%**	**(3,182)**	**2,931**	**(208.6%)**
Area under production [2]	*hectares*	31,497	27,542	14.4%	31,497	27,542	14.4%
Rice Mills							
Own rough rice transferred to mills[3]	thousand tons[1]	4.0	6.0	(33.3%)	163.1	160.0	1.9%
Third party rough rice purchases	thousand tons[1]	35.5	25.9	37.1%	65.0	37.2	74.6%
Sales of Processed Rice	thousand tons[1]	48.5	41.8	16.1%	100.8	80.6	25.1%
Ending stock	thousand tons[1]	160.2	121.0	32.4%	160.2	121.0	32.4%

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2010/11 and 2011/12 harvest years

(3) Rice transferred to the mill is lower than rice production on the farm because a portion of the production is stored to be used as seed.

The planted area of rice increased by 14.4%, from 27,542 hectares in the 2010/2011 harvest year, to 31,497 hectares in the 2011/2012 harvest year. A total of 3,093 hectares were harvested during 2Q12, completing the full harvest area. These hectares had been the last ones to be transformed into croppable hectares and their planting was slightly delayed. As a result, yield potential was lower, but the Company

9

adecoagro
2Q12

was still expecting to obtain positive operating margins from these hectares. However, given the below average temperatures that rice plantations had during the initial growth stage and flowering periods of the crop, yields were lower than expected. Consequently, as indicated in the following table, Changes in Fair Value of our rice crop totaled negative $2.1 million in 2Q12. Furthermore, average net prices obtained from the sale of processed rice were lower, primarily due to lower international market prices.

As reported in our previous earnings release, our rice segment underperformed during the 2011/12 harvest season and the first half of 2012. The lack of adequate climatic conditions for the normal development of the crop, in addition to low international prices, reduced our Adjusted EBIT for 6M12 to negative $3.2 million, $6.1 million lower than for 6M11. Nevertheless, we strongly believe the northeast region of Argentina has optimum soil and weather conditions and other competitive advantages, which make it one of the best places in the world to grow rice. We are currently in the process of transforming additional hectares in order to expand our rice planted area for the 2012/13 harvest year.

Rice - Changes in Fair Value Breakdown

2Q12	metric	Rice
2011/12 harvest year		
Planting plan (a+b+c+d+e)	*Hectares*	31,497
Area remaining to be planted (a)	*Hectares*	-
Planted area in initial growing stages (b)	*Hectares*	-
Planted area with significant biological growth (c)	*Hectares*	-
Changes in Fair Value 2012 from planted area 2011/2012 with significant biological growth (i)	*$ thousands*	-
Area harvested in previous period (d)	*Hectares*	28,404
Area harvested in current period (e)	*Hectares*	3,093
Changes in Fair Value 2Q12 from harvested area 2011/12 (ii)	*$ thousands*	**(2,150)**
Total Changes in Fair Value in 2Q12 (i+ii)	***$ thousands***	**(2,150)**

During 2Q12, a total of 3,093 hectares of rice were harvested. As mentioned above, these hectares were not planted in a timely manner, and therefore, yield expectations were lower than normal. Given the negative weather conditions, the operating performance of these hectares was negative, and generated a loss in Changes in Fair Value of $2.1 million.

10

adecoagro 2Q12

Dairy

Dairy - Highlights	metric	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Gross Sales	*$ thousands*	4,604	4,520	1.9%	9,319	8,963	4.0%
	million liters	12.1	11.4	6.3%	24.9	22.5	10.4%
	$ per liter	0.38	0.40	(4.2%)	0.37	0.40	(5.8%)
Adjusted EBITDA	*$ thousands*	(696)	68	- %	(484)	835	- %
Adjusted EBIT	***$ thousands***	**(912)**	**(47)**	**1,840.4%**	**(912)**	**603**	**- %**
Milking Cows	*Average Heads*	4,627	4,381	5.6%	4,659	4,381	6.4%

Milk production has reached 12.1 million liters in 2Q12 and 24.9 million liters in 6M12, 6.3% and 10.4% higher, respectively, than for the same period in the prior year. This production growth is the result of a 5.6% increase in our milking cow herd, coupled with improved cow productivity. Average productivity during 2Q12 was 28.8 liters per cow per day, compared to 28.6 liters in 2Q11.

Despite this increase in production and cow productivity, Adjusted EBIT in 2Q12 and 6M12 was negative and below our expectations, for the following reasons: (i) domestic milk prices have been lower in 2012 than in 2011 as a result of lower international powdered milk prices and the depreciation of the Argentine peso, (ii) feeding costs have increased driven by the summer drought and the rally in corn prices during 2012, which is the most important component of feed, and (iii) labor costs have increased due to inflation. As a result of these factors, the milk-to-corn price ratio has deteriorated impacting our profitability.

During the second half of the year, we expect Adjusted EBIT to become positive driven by the seasonality of milk production. Cow productivity increases during the spring season as a result of improved weather conditions benefiting cow comfort and greater availability of grass in grazing dairies.

Coffee

Coffee - Highlights	metric	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Gross Sales	*$ thousands*	366	1,748	(79.1%)	827	3,917	(78.9%)
	tons	131	304	(56.9%)	253	1,063	(76.2%)
	$ per ton	2,793	5,750	(51.4%)	3,270	3,685	(11.3%)
Adjusted EBITDA	*$ thousands*	4,884	4,456	9.6%	3,477	1,128	208.2%
Adjusted EBIT	***$ thousands***	**4,734**	**4,293**	10.3%	**3,171**	**847**	**274.4%**
Harvested Area	*hectares*	1,405	1,226	14.6%	1,405	1,226	14.6%

Adjusted EBIT for Adecoagro's coffee operations during 2Q12 was $4.7 million, 10.3% above 2Q11. On a year-to-date basis, 6M12 Adjusted EBIT was $3.2 million, 274.2% higher than the $0.8 million Adjusted EBIT for 6M11. This increase is explained by: (i) a $2.2 million gain generated by the mark-to-market of our derivative hedge position in 6M12 compared to a $0.2 million gain in 6M11, and (ii) a higher amount of coffee beans harvested during 6M12 compared to 6M11, as a result of higher yields and a faster harvest pace. In addition, investments made during 2011 to expand the area under mechanized harvesting have improved our operating efficiency.

11

adecoagro
2Q12

Cattle

Cattle - Highlights	metric	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Gross Sales	$ thousands	1,432	1,527	(6.2%)	2,683	2,863	(6.3%)
Adjusted EBITDA	$ thousands	1,159	1,303	(11.1%)	2,235	2,434	(8.2%)
Adjusted EBIT	***$ thousands***	**1,112**	**1,221**	**(8.9%)**	**2,129**	**2,314**	**(8.0%)**
Area Leased	hectares	77,654	79,299	(2.1%)	77,654	79,392	(2.2%)

Our cattle business consists mainly of leasing of land not suitable for crop production to a third party for cattle grazing activities. The payments received under this 10-year lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef. As a result of the 2.1% decrease in the amount of hectares leased, coupled with the depreciation of the Argentine Peso, Adjusted EBIT for 2Q12 was 8.9% lower than in 2Q11.

Land transformation business

Land transformation - Highlights	metric	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Adjusted EBITDA	$ thousands	7,963	-	- %	7,963	-	- %
Adjusted EBIT	***$ thousands***	**7,963**	-	**- %**	**7,963**	-	**- %**
Land sold	Hectares	7,630	-	- %	7,630	-	- %

Adjusted EBIT of our Land Transformation business during 2Q12 and 6M12 totaled $8.0 million, as a result of the sale of the San Jose farm on June, 2012.

San Jose is a 7,630 hectare farm which was purchased by Adecoagro in 2002 for a total of $0.7 million or $85 per hectare. The farm was acquired as part of a large transaction comprising 8 farms totalizing 74,000 hectares of farmland. At that time, the farm was being used exclusively for cattle grazing. Following the acquisition, Adecoagro implemented a sustainable production model that allowed it to grow row crops over 6% of the farm and to increase the productivity of the pastures used for cattle grazing. The farm was sold fully developed 10 years later for $9.25 million or $1,212 per hectare, obtaining an internal rate of return of 31.8%, mostly driven by an increase in the farm's productivity and in domestic beef prices. The selling price was 31.4% higher than Cushman & Wakefield´s independent appraisal dated September 2011 of $7.0 million.

This farm sale reflects Adecoagro's ability to monetize gains generated by land transformation and commodity appreciation, as well as its focus on maximizing return on invested capital. During the last seven years, Adecoagro has consistently sold a portion of its fully developed farmland generating attractive capital gains.

The proceeds generated by the sale of San Jose are being reinvested in projects with higher risk-adjusted returns, which will allow the company to continue growing and enhancing shareholder value.

12

2Q12

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	2Q12	2Q11	% Chg	6M12	6M11	% Chg
Net Sales Angelica [1]	41,069	77,104	(46.7%)	69,608	79,892	(12.9%)
Net Sales UMA [1]	13,112	16,245	(19.3%)	25,215	21,065	19.7%
Total Sales	**54,181**	**93,349**	**(42.0%)**	**94,824**	**100,956**	**(6.1%)**
Gross Profit Manufacturing Activities - Angelica	11,245	37,816	(55.9%)	16,686	38,262	(56.4%)
Gross Profit Manufacturing Activities - UMA	2,244	3,466	120.4%	7,641	5,252	45.5%
Gross Profit Manufacturing Activities	**13,489**	**41,282**	**(67.3%)**	**24,327**	**43,514**	**(44.1%)**
Adjusted EBITDA Angelica	13,850	46,578	(70.3%)	8,631	42,337	(79.6%)
Adjusted EBITDA UMA	(325)	2,864	(111.4%)	147	1,664	(91.2%)
Total Adjusted EBITDA	**13,524**	**49,442**	**(72.6%)**	**8,778**	**44,001**	**(80.0%)**
Adjusted EBITDA Margin Angelica	33.7%	60.4%	(44.2%)	12.4%	53.0%	(76.6%)
Adjusted EBITDA Margin UMA	(2.5%)	17.6%	(114.1%)	0.6%	7.9%	(92.6%)
Adjusted EBITDA Margin Total	**25.0%**	**53.0%**	**(52.9%)**	**9.3%**	**43.6%**	**(78.8%)**

1) Net Sales are calculated as Gross Sales net of sales taxes.

Adecoagro's Sugar, Ethanol and Energy business began the 2012 sugarcane harvest and milling operations during 2Q12. Operational and financial performance during the quarter was negatively affected by abundant rains during April, May and June which generated numerous complications and disruptions of harvest activities. When the soil remains wet after a rainfall, harvest activities are put on hold until the soil dries in order not to damage the sugarcane roots and soil structure with the heavy agricultural machinery. The abnormal rains during the harvest season also reduced the sugar content in cane (TRS). As a result, our mills, Angelica and UMA, crushed an average of 40.4% less cane during the second quarter compared to the same quarter in the previous year. Consequently, Adjusted EBITDA for the 2Q12 quarter was $13.5 million, $35.9 million less than for 2Q11. Adecoagro expects to extend the harvest year until mid December. Accordingly, Adecoagro expects to compensate for the deficit in sugarcane crushing, production volume and in financial performance during 3Q12 and 4Q12.

Sugar, Ethanol & Energy - Gross Sales Breakdown	$ thousands			Units			($/ unit)		
	2Q12	2Q11	Chg %	2Q12	2Q11	Chg %	2Q12	2Q11	Chg %
Sugar (tons)	24,672	37,668	(34.5%)	47,163	63,348	(25.5%)	523	595	(12.0%)
Ethanol (cubic meters)	27,745	49,479	(43.9%)	37,684	45,944	(18.0%)	736	1,077	(31.6%)
Energy (Mwh)	6,351	12,851	(50.6%)	74,498	146,020	(49.0%)	85	88	(3.1%)
Other	-	110	-	-	-	-	-	-	-
TOTAL	**58,769**	**100,107**	**(41.3%)**	-	-	-	-	-	-
	$ thousands			**Units**			**($/ unit)**		
	6M12	6M11	Chg %	6M12	6M11	Chg %	6M12	6M11	Chg %
Sugar (tons)	37,232	42,863	(13.1%)	64,670	71,847	(10.0%)	576	597	(3.5%)
Ethanol (cubic meters)	59,431	53,013	12.1%	78,579	48,240	62.9%	756	1,099	(31.2%)
Energy (Mwh)	7,721	13,024	(40.7%)	116,600	147,097	(20.7%)	66	89	(25.2%)
Other	189	161	-	-	-	-	-	-	-
TOTAL	**104,572**	**109,060**	**(4.1%)**	-	-	-	-	-	-

As a result of the shortfall in sugarcane crushing during 2Q12, sugar, ethanol and energy sales were 41.3% lower than in 2Q11. Sales volumes for sugar, ethanol and energy were also 25.5%, 18.0% and 49.0% lower, respectively. However, on a year-to-date basis, despite the lower crushing, 6M12 sales were only

13

adecoagro
2Q12

4.1% below 6M11. This is explained by the carry of sugar and ethanol inventories from last year's production in order to comply with forward contract commitments in the case of sugar and capture higher inter-harvest prices in the case of ethanol.

Selling prices decreased in dollar terms compared to the first half of 2011. However, as a result of the depreciation of the Brazilian Real, sugar prices in local currency are at the same levels. Since most of the costs of production are Real denominated, margins should remain stable vis-a-vis last year.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	2Q12	2Q11	% Chg	6M12	6M11	% Chg
Milling Angelica	thousand tons	762	1,325	(42.5%)	762	1,325	(42.5%)
Milling UMA	thousand tons	235	349	(32.7%)	235	349	(32.7%)
Milling Total	**thousand tons**	**997**	**1,674**	**(40.4%)**	**997**	**1,674**	**(40.4%)**
Own sugarcane	%	97.7%	94.6%	3.3%	97.7%	94.6%	3.3%
Sugar mix in production	%	58.4%	40.7%	43.3%	58.4%	40.7%	43.3%
Ethanol mix in production	%	41.6%	59.3%	(29.8%)	41.6%	59.3%	(29.8%)
Energy per milled ton	Kwh/ton	47	54	(12.7%)	47	54	(12.7%)

A total of 1.0 million tons of sugarcane were milled since the beginning of the harvest year. Total sugarcane crushed at the Angelica mill decreased 42.5% compared to 2Q11, while crushing decreased by 32.7% at the UMA mill.

Owned sugarcane supply accounted for 97.7% of total cane milled during 2Q12. In terms of production mix, 58.4% of the TRS was shifted towards sugar production and 41.6% towards ethanol. The mix favored sugar, given the more attractive margins the product had compared to ethanol during the quarter. In addition, as a result of our ethanol production flexibility at the Angelica mill, we focused on producing anhydrous ethanol for the US export market, which offered better margins than domestic hydrous ethanol during the quarter. On the energy front, cogeneration measured by kilowatt hours (Kwh) per ton decreased 12.7% as a result of the lower percentage of total cane crushed at the Angelica mill and energy conversion inefficiencies driven by the numerous interruptions of the milling process.

Sugar, Ethanol & Energy - Changes in Fair Value						
		2Q12			2Q11	
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(+) Sugarcane plantations at end of period	187,011	76,517	2,444	132,209	59,647	2,217
(-) Sugarcane plantations at begining of period	(204,519)	71,005	2,880	(152,283)	56,654	2,688
(-) Planting Investments	(14,561)	5,235	2,782	(13,380)	2,993	4,471
(-) Exchange difference	23,448			(6,622)		
Changes in Fair Value of Biological Assets	**(8,621)**			**(40,076)**		
Agricultural produce						
	$	*Tons*	*$/ton*	*$*	*Tons*	*$/ton*
(+) Harvested own sugarcane transferred to mill	31,757	974,226	33	66,514	1,583,427	42
(-) Costs Incurred in Maintenance	(6,459)			(9,451)		
(-) Leasing Costs	(8,819)			(8,899)		
(-) Harvest and Transportation Costs	(24,833)			(28,727)		
Changes in Fair Value of Agricultural Produce	**(8,354)**			**19,437**		
Total Changes in Fair Value	**(16,975)**			**(20,640)**		

14

adecoagro
2Q12

In 2Q12, Total Changes in Fair Value of the Sugar, Ethanol and Energy business reached negative $17.0 million, primarily as a result of a decrease in the fair value of our sugarcane plantations, from an average of $2,880 per hectare at the beginning of the period to $2,444 per hectare at the end of the period, generating unrealized Changes in Fair Value of Biological Assets of negative $8.6 million. The decrease in the value of a hectare of sugarcane was explained by the loss in value of the sugarcane plantation as a result of the harvest. Assuming flat prices and costs, the value of a hectare of sugarcane should increase during the first quarter as sugarcane grows and then decrease during the next three quarters as the harvest advances.

Due to the low utilization of our agricultural fixed cost structure and the lower amount of harvested cane, coupled with lower ethanol prices and Brazilian real depreciation, Changes in Fair Value of Agricultural Produce generated a loss of $8.4 million in 2Q12, compared to a $19.4 million gain in 2Q11. Given the high operational leverage of this business, a low amount of harvested cane has a significant impact on bottom margins.

Agricultural Produce - Productive Indicators	metric	2Q12	2Q11	% Chg	6M12	6M11	% Chg
Harvested own sugarcane	thousand tons	974	1,583	(38.5%)	974	1,583	(38.5%)
Harvested area	Hectares	15,462	17,790	(13.1%)	15,462	17,790	(13.1%)
Yield	tons/hectare	76.1	96.9	(21.5%)	76.1	96.9	(21.5%)
TRS content	kg/ton	122.6	119.0	3.1%	122.6	119.0	3.1%
Mechanized harvest	%	90.1%	88.6%	1.6%	90.1%	88.6%	1.6%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested, and then transferred to our mills for processing. Sugarcane yields were 76.1 tons per hectare, 21.5% lower than 2Q11. The low cane yield was the result of the drought experienced during January to March 2012, which was detrimental for sugarcane growth. However, we expect yields to improve during the following quarters driven by the excess rainfall during 2Q12. Sugar content (TRS) reached 122.6 kg/ton, slightly higher than 2Q11, but lower than our expectations as a result of abundant rainfall during 2Q12. Harvested sugarcane and harvested area in 2Q12 were 38.5% and 13.1% lower than the same period of last year. The percentage of mechanized harvest has increased to 90.1%, increasing the efficiency of our harvesting operations.

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking in margins and stabilizing profits.

The table below shows the average selling prices of the different commodities Adecoagro produces. The volumes and prices exhibited consolidate the production hedged by both future and forward contracts.

15

adecoagro 2Q12

Total Volume and Average Prices				
Farming	Country	Volume (thousand tons)	Local Sale price FAS $/ton	Local Sale price FOB cts/bushel (1)
2011/12 Harvest Year				
Soybean	Argentina	132.7	332	1,436
	Uruguay	14.6	495	1,396
	Brazil	17.7	431	1,418
Corn	Argentina	187.9	188	617
	Uruguay	6.2	238	651
	Brazil	4.0	161	586
Wheat	Argentina	82.9	185	676
	Uruguay	22.9	235	689
Cotton	Brazil	4.5	1,973	98
	Argentina	0.5	1,836	87
Coffee	Brazil	0.4	3,024	169
2012/13 Harvest Year				
Soybean	Argentina	58.1	310	1,344
	Uruguay	3.0	476	1,344
	Brazil	3.0	410	1,361
Corn	Argentina	65.1	166	548
Wheat	Argentina	25.9	180	658
	Uruguay	3.0	257	748
Sugar, Ethanol & Energy	Country	Volume (thousand tons)	Local Sale price FCA $/ton	Local Sale price FOB cts/lb (1)
2011/12 Harvest Year				
VHP Sugar	Brazil	214.8	560	24.9
Ethanol	Brazil	175.5	897	-
2012/13 Harvest Year				
VHP Sugar	Brazil	96.9	572	25.5
Ethanol	Brazil	68.7	711	-
2013/14 Harvest Year				
VHP Sugar	Brazil	113.6	519	23.2

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).
Cotton and Coffee prices are expresed in cents per pound (cts/lb).
In order to compare with CBOT or ICE prices, the respective basis (premium or discount) should be considered.

The table below summarizes the results generated by Adecoagro's derivative positions in 2Q12 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains and losses in future periods.

16

adecoagro
2Q12

Gain/Loss from derivative instruments						
Farming	**Open hedge positions [1]**	**6M12 Gains/(Losses)**			**Gains/(Losses) Booked in 2011**	**Total Gains/Losses**
	(thousand tons)	**Unrealized**	**Realized**	**Total 6M12**		
2011/12 Harvest Year						
Soybean	4.5	(443)	(1,531)	(1,974)	1,728	(246)
Corn	10.2	(316)	(1,171)	(1,487)	2,655	1,168
Wheat	-	-	145	145	353	498
Coffee	-	-	2,206	2,206	(206)	2,000
Cotton	3.3	(19)	1,404	1,385	(16)	1,369
2011/12 Total	-	**(777)**	**1,053**	**276**	**4,513**	**4,789**
2012/13 Harvest Year						
Soybean	55.1	(133)	86	(47)	-	(47)
Corn	65.1	(1,964)	(237)	(2,201)	-	(2,201)
Wheat	17.8	(744)	334	(410)	-	(410)
2012/13 Total	-	**(2,841)**	**183**	**(2,658)**	-	**(2,658)**
Subtotal Farming	-	**(3,618)**	**1,236**	**(2,382)**	**4,513**	**2,131**
Sugar, Ethanol & Energy	**Open hedge positions [1]**	**6M12 Gains/(Losses)**			**Gains/(Losses) Booked in 2011**	**Total Gains/Losses**
	(thousand tons)	**Unrealized**	**Realized**	**Total 6M12**		
2012/13 Harvest Year						
Sugar	3.0	98	(1,414)	(1,316)	7,285	5,969
Ethanol	18.8	165	203	368	5	373
2012/13 Total	-	**262**	**(1,211)**	**(949)**	**7,290**	**6,341**
2013/14 Harvest Year						
Sugar	113.6	4,593	-	4,593	433	5,026
2013/14 Total	-	**4,593**	-	**4,593**	**433**	**5,026**
Subtotal Sugar, Ethanol and Energy	-	**4,855**	**(1,211)**	**3,644**	**7,723**	**11,367**
Total gains from commodity derivatives instruments		**1,237**	**25**	**1,262**	**12,236**	**13,498**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA for the spanish initials).
Sugar, coffee and cotton futures contracts are traded on the Intercontinental Exchange (ICE).
1) Tons hedged by options contacts are determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivate (delta).

Corporate Expenses

Corporate Expenses						
$ thousands	**2Q12**	**2Q11**	**Chg %**	**6M12**	**6M11**	**Chg %**
Corporate Expenses	(6,320)	(6,870)	(8.0%)	(12,433)	(11,846)	5.0%

Adecoagro's Corporate expenses include items that cannot be allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others.

The table above shows the amount and percentage change for corporate expenses for the two most recent periods. Due to the seasonal nature of these expenses and non-recurring items that may be incurred in one specific quarter, we focus our analysis on the yearly or accumulated variations. Year-to-date corporate expenses for the first half of 2012 remained in line 6M11.

17

adecoagro
2Q12

Other Operating Income

Other Operating Income						
Concept	**2Q12**	**2Q11**	**Chg %**	**6M12**	**6M11**	**Chg %**
Gain/(Loss) from commodity derivative financial instruments	7,457	2,163	244.7%	1,262	3,649	(65.4%)
Loss from forward contracts	(160)	1,712	- %	(1,731)	(5,632)	(69.3%)
Gain from disposal of subsidiary	7,963	-	- %	7,963	-	- %
Gain/(Loss) from disposal of other property items	(946)	117	- %	(385)	335	- %
Others	1,742	1,400	24.5%	1,252	1,344	(6.8%)
Total	**16,056**	**5,392**	**197.8%**	**8,361**	**(304)**	**- %**

Other Operating Income for 2Q12 was $16.1 million, compared to $5.4 million in 2Q11. This increase is primarily explained by two:

(i) an $8.3 million gain originated by the mark-to-market of sugar derivative financial instruments, as a result of a fall in sugar prices during 2Q12, partially offset by the $0.8 million loss generated by the mark-to-market of crop derivative instruments during 2Q12, resulting from the increase in corn and wheat prices during the last week of June 2012. *See Commodity Hedging page 16*

(ii) a $8.0 million gain generated by the strategic sale of the San Jose farm, on June, 2012.

Financial Results

Financial Results						
Concept	**2Q12**	**2Q11**	**Chg %**	**6M12**	**6M11**	**Chg %**
Interest Income/(Expense), net	(4,127)	(5,851)	(29.5%)	(5,635)	(14,667)	(61.6%)
FX Gains/(Losses)	(11,518)	2,197	(624.2%)	(13,271)	713	(1,961.3%)
Gain/(Loss) from derivative financial Instruments	(9,866)	8,341	(218.3%)	(9,213)	9,812	(193.9%)
Taxes	(1,856)	(1,851)	0.3%	(2,470)	(2,292)	7.8%
Other Income/(Expenses)	(44)	(1,994)	(97.8%)	(1,041)	(4,609)	(77.4%)
Total Financial Results	**(27,411)**	**842**	**(3,355.5%)**	**(31,630)**	**(11,043)**	**186.4%**

Our net financial results in 2Q12 show a loss of $27.4 million, compared to a gain of $0.8 million in 2Q11. This loss is primarily explained by:

(i) a $11.5 million non-cash loss in 2Q12, due to the depreciation of the Brazilian Real and the Argentine Peso which affected the portion of our outstanding debt in Brazil and Argentina denominated in foreign currency.

(ii) a $9.9 million loss resulting primarily from the mark-to-market of our currency derivatives used to hedge the future US dollar inflows generated by our forward sugar sales. As of June 30, 2012 we held non-deliverable forwards for $62 million maturing during the second half of 2012 at an average FX of 1.84 BRL/USD and $57.4 million maturing in 2013 at an average FX of 1.96 BRL/USD.

18

adecoagro
2Q12

Indebtedness

Net Debt Breakdown			
$ thousands	**2Q12**	**1Q12**	**Chg %**
Short Term Debt	**230,469**	**183,337**	**25.7%**
Farming	98,908	80,080	23.5%
Sugar, Ethanol & Energy	131,561	103,257	27.4%
Long Term Debt	**205,823**	**223,194**	**(7.8%)**
Farming	66,760	87,863	(24.0%)
Sugar, Ethanol & Energy	139,063	135,331	2.8%
Total Debt	**436,292**	**406,531**	**7.3%**
Cash & Equivalents [(1)]	233,743	282,910	(17.4%)
Net Debt	**202,549**	**123,621**	**63.8%**

Adecoagro's gross indebtedness at the end of 2Q12 was $436.3 million, 7.3% higher than the previous quarter. Total debt corresponding to the Farming business totaled $165.7 million, and remained essentially unchanged. Farming short term debt increased by $18.8 million to replace the portion of long term debt which matured during the quarter.

Short term debt for the Sugar, Ethanol and Energy business increased by $28.3 million during 2Q12, primarily to finance sugar exports. A total of $5.9 million were also raised to finance the expansion of the vinasse concentrator at the Angelica mill.

Cash and equivalents as of June 30, 2012 was $233.7 million. The $49.1 million decrease in cash compared to the previous quarter was primarily explained by the capital expenditures incurred during 2Q12, mostly related to the construction of the Ivinhema mill. *See capex breakdown in page 20.*

As a result of the increase in outstanding debt and the reduction in cash explained above, net debt during 2Q12 increased by 63.8% compared to 1Q12 reaching a total amount of $202.5 million.


Debt Currency Breakdown
Argentine Peso 1%
Brazilian Reais 39%
US Dollar 60%


Short and Long term Debt
Long Term 47%
Short Term 53%

19

adecoagro

2Q12

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**2Q12**	**2Q11**	**Chg %**	**6M12**	**6M11**	**Chg %**
Farming & Land Transformation	**9,199**	**3,418**	**169.1%**	**16,355**	**6,603**	**147.7%**
Land Acquisitions	-	-	- %	-	-	- %
Land Transformation	2,596	579	348.2%	4,633	1,410	228.5%
Rice Mill Construction	2,557	2,252	13.5%	4,516	3,814	18.4%
Dairy Free Stall Unit	3,029	145	1,984.9%	5,179	145	3,464.9%
Others	1,016	441	130.4%	2,028	1,233	64.4%
Sugar, Ethanol & Energy	**55,721**	**20,066**	**177.7%**	**154,549**	**38,363**	**302.9%**
Sugar & Ethanol Mills	41,159	6,687	515.6%	113,286	10,208	1,009.8%
Sugarcane Planting	14,561	13,380	8.8%	41,263	28,155	46.6%
Total	**64,919**	**23,484**	**176.4%**	**170,904**	**44,966**	**280.1%**

Adecoagro's capital expenditures during 2Q12 totaled $64.9 million, $41.5 million higher than 2Q11. Over 83% of total capital expenditures or $55.7 million corresponds to the expansion of our Sugar, Ethanol and Energy business, primarily the construction of the Ivinhema mill and the expansion of our sugarcane plantations. Investments made in sugarcane planting during 6M12 have grown significantly compared to 6M11, evidencing our strong focus in growing our sugarcane plantation in order to reach full crushing capacity at the Angelica mill in 2013 and to supply the new Ivinhema mill which will begin milling in 2013

Regarding Farming and Land Transformation, total capex during 2Q12 reached $9.2 million, significantly higher than 1Q11. Our most significant ongoing projects in this segment are the construction of our second free stall dairy module in the Humid Pampas, the completion of the fourth rice mill and the transformation of farmland for the production of rice and crops.

Inventories

End of Period Inventories							
		Volume			Thousand $		
Product	***Metric***	**2Q12**	**2Q11**	**% Chg**	**2Q12**	**2Q11**	**% Chg**
Soybean	*tons*	57,135	73,623	(22.4%)	21,101	20,819	1.4%
Corn [1]	*tons*	40,219	39,377	2.1%	6,315	6,691	(5.6%)
Wheat [2]	*tons*	17,603	34,431	(48.9%)	3,289	7,317	(55.0%)
Sunflower	*tons*	1,480	2,592	(42.9%)	546	791	(31.0%)
Cotton	*tons*	4,194	469	794.1%	4,116	1,192	245.4%
Rough Rice	*tons*	160,152	120,995	32.4%	35,111	30,366	15.6%
Coffee	*tons*	1,613	1,275	26.5%	4,863	7,724	(37.0%)
Sugar	*tons*	5,992	15,419	(61.1%)	1,326	4,722	(71.9%)
Ethanol	*m3*	11,157	23,373	(52.3%)	6,346	16,588	(61.7%)

(1) Includes sorghum.

(2) Includes barley.

Variations in inventory levels between 2Q12 and 2Q11 are attributable to (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained, (ii) different percentage of area harvested during the period, and (iii) changes in commercial strategy or selling pace for each product.

20

2Q12

Forward -looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, ikely “may,” “plan,” “should,” “would,” or other similar

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

- The average price of the July 2012 corn futures contract on the Chicago Board of Trade (CBOT) approximated $6.16/bushel in 2Q12, representing a 3.75% decrease compared to the average price of the March 2012 futures contract in 1Q12 and a 15.8% decrease compared to the average price of the July 2011 futures contract in 2Q11.

- During 2Q12, according to the Commodity Futures Trading Commission, asset managers decreased their net long position by 116,015 contracts to a net long position of 108,542 contracts at the end of the quarter, compared to 224,557 contracts by the end of 1Q12.

- Based on the USDA report published on August 10, 2012, planted corn area is estimated at a 75-year high of 96.4 million acres (+4.5 million acres compared to the 2010/2011 harvest year). Most of the expansion in planted area took place in the western Corn Belt region. Producers have planted faster and finished the planting by the end of May, two weeks before the average end date. The US Corn Belt is now suffering one of the worst droughts in the history. As a result, initial record-high production estimates have been revised downwards significantly.

Corn:

2Q12

- As of August 6, 2012, 23% of the crop was rated good to excellent, the second lowest after 1988; 50% of the crop was rated poor and very poor, the highest bad rate of ever. The USDA ‘s monthly report, dated August 10, 2012, reported an estimated yield of 123.4 bu/acre and a production of 10,779 million bushels compared to the 12,970 million bushel production estimated in July 2012. As a result of the adjustment to supply and demand, US stock-to-use ratio is forecasted at 5.8%, by the end of the year.

- In South America, the 2011/12 harvest year production is expected to be 10% higher than the 2010/11 harvest as a result of an increase in the production of Brazilian safrinha crops, which now account for more than 50% of total production. Brazilian ports are working at full ca pacity with a competitive basis on the export market.

- For the week ended August 2, 2012, corn export sales decreased to 174,700 metric tons for the 2011/2012 marketing year, 2.5% below export sales for the previous week. According to USDA estimates, as of August 2, 2012, 97% of total estimated exports were completed. USDA lowered US exports by 300 million bushels.

- US weekly ethanol production for the week ended August 02, 2012 was 817 thousand barrels per day, 9 thousand barrels per day above production for the previous week. US corn usage for ethanol is estimated at 4,500 million bushels for the 2011/2012 harvest year, 400 million bushels lower than the July USDA report. USDA lowered US ethanol demand by 400 million bushels.

Soybean:

- The average price for the July 2012 soybean futures contract on CBOT approximated $14.24 per bushel in 2Q12, representing a 12% increase compared to the average price of the March 2012 futures contract in 1Q12 and a 4.6% increase compared to the average price of the J uly 2011 futures contract in 2Q11.

- During 2Q12, according to the Commodity Futures Trading Commission, asset managers increased their net long position by 22,587 contracts to a net long position of 232,589 contracts at the end of the quarter, compared to 210,002 contracts by the end of 1Q12.

- Based on the USDA report published on August 10, 2012, planted soybean area is estimated at

76.1 million acres (+1.1 million acres compared to 11/12). Soybeans were also planted at a record fast pace, and suffered from the North American drought, which has decreased estimated yields significantly. As a consequence, the USDA decreased the US national yield from 40.5 to 36.1 bu/acre. On August 6, 2012, only 29% of US crops were rated good to excellent, considerably below the 5-year average of 61%.

- Globally, Chinese imports totaled 5.62 million tons in June (+31% year-over-year), which represents 38 million accumulated tons since the beginning of the marketing year (+13% year-over-year). As of August 8, uncertainty remains regarding whether South American producers plan to plant more corn as a result of the decrease in the soybean-to-corn price ratio from 2.34 to 1.96 between May and June. Brazilian production could reach a historic high of 80 million tons while Arge ntina is expected to plant 20 million hectares of soybeans and achieve production of approximately 56 million tons.

adecoagro
2Q12

Wheat:

- The average price of the July 2012 wheat futures contract on CBOT approximated $6.41/bushel in 2Q12, a 0.4% decrease compared to the average price of the March 2012 future contract in 1Q12 and a 14% decrease compared to the average price of the July 2011 future contract in 2Q11.

- During 2Q12, according to the Commodity Futures Trading Commission, asset managers decreased their net short position by 71,586 contracts to a net long position of 40,194 contracts at the end of the quarter, compared to a short position of 31,392 contracts by the end of 1Q12.

- US 2012 planted wheat area was reported at 56 million acres, 1.5 million below the average trade estimate, and harvested area is estimated at 48.8 million acres. The USDA rated 63% of the spring wheat planted in the United States from good to excellent as of August 6, 2012, with no change compared to the previous week.

- Export sales were up 29% to 665,300 metric tons during the week ended August 02, 2012. USDA official export projections stand at 32.6 million tons while accumulated exports since the beginning of the marketing year are at 9.6 million tons.

- The Black Sea region is facing difficult climatic conditions which will have a significant impact on regional production. For example, Ukraine production is forecasted at 11 million tons, a 50% decrease compared to the past cycle, whereas Russia is expected to produce 42 million tons of wheat, a 23% decrease year-over-year. Australia's harvest is forecasted at 23 million tons, a 10% decrease year-over-year, primarily as a result of excessive rains.

- In South America, Argentina is expected to plant 3.7 million hectares, a 30% decrease year-over-year, which will result in decreased wheat production, from approximately 14 million tons down to 11 million. Brazil is also expected to decrease its wheat production, due to a 12.6% reduction in planted area compared to the 2011/2012 harvest year, which could result in a 13% decline in production.

Cotton:

- The average price of the July 2012 cotton future contract traded on ICE Futures U.S. (ICE) was US¢ 80.7 per pound in 2Q12. This represents a 13% decrease compared to the March 2012 future contract in 1Q12 and a 52% decrease compared to the July 2011 future contract in 2Q11.

- During 2Q12, according to the Commodity Futures Trading Commission, asset managers increased their net short position by 1,869 contracts to a net short position of 2,817 contracts at the end of the quarter, compared to a short position of 948 contracts by the end of 1Q12.

- According to the USDA's latest report, global production for the 2011/2012 harvest year is forecasted at 122.67 million bales. Global ending stocks of 67.8 million bales lead to a relatively high stock-to-use ratio of 64.3%, compared to 41% for the prior year. For the 2012/13 cycle, global production is expected to reach 114.11 million bales. 2012/13 global stock-to-use is estimated at a record high of 69%.

- Optimistic weather forecasts for the United States cotton area are expected to drive total production to 15.57 million bales during the 2011/12 cycle despite an area reduction of 14% year-over-year. US cotton exports were 10.05 million bales, 22.4% below the same period of the previous year. For the 2012/2013 harvest year, USDA estimates US planted area at 12.6 million acres, down 14.2% year-over-year.

- After a 20% jump to 42.26 million bales in 2011/12, the volume of cotton traded internationally is expected to drop by 18% to 34.9 million bales in 2012/13, according to the International Cotton Advisory Committee (ICAC).

24

adecoagro
2Q12

- For the 2011/2012 harvest year, Australian and Brazilian exports are 4.8 (+140% year-over-year) and 4.2 (+110% year-over-year) million bales, respectively. According to CONAB, Brazilian production may reach 8.7 million bales, 3.4% more than last year.

- India, the world's second largest exporter, is expected to export 10 million bales during the 2011/2012 harvest year (+40% compared last year).

- Initial forecasts for the Brazil's 2012/2013 planted area show a 35% reduction year-on-year, due to competition with corn and soybeans.

Rice:

- The average price for high-quality milled rice in the South American market was $540/ton FOB during 2Q12, compared to an average of $500/ton in 2Q11 and $520 in 1Q12.

- The Thai government's rice mortgage scheme was extended until august 2013. Sales to Iraq have decreased significantly to 400,000 tons, compared to the nearly 10MM tons in total exports in the prior year. Stocks reached a record high of 15 MMT. There is uncertainty regarding the Thai government's intended plans for stocks. Prices remain relatively high compared to other sources in the region, but well below intervention equivalents.

- It is expected that India will continue with its aggressive export campaign as local stocks are abundant. Despite the lack of rainfall in some areas, there is no expected impact on the 2012/2013 crop, which is forecasted to be of approximately 100 MMT.

- The intra-block Mercosur trading continues to be thin. Brazil's needs cannot be supplied from Argentina and Uruguay due to the Brazilian Real currency depreciation. There is uncertainty regarding the Brazilian government's plans related to apply barriers to imports, which are being encouraged by the producers.

Coffee:

- The average of the July 2012 coffee future contract traded on ICE was of US¢170/lb in 2Q12, a 17% decrease compared to the average price of the March 2012 future contract in 1Q12 and a 37% decrease compared to the average price of the July 2011 future contract in 2Q11.

- During 2Q12, according to CFTC, asset managers increased their net short position by 3,558 contracts to a net short position of 11,867 contracts by the end of the quarter.

- Current global production is estimated at 131.3 million bags by ICO, a decrease of 2.3% compared to the prior year. Since the beginning of the 2011/2012 marketing year, which started in October 2011, global trade totaled 70.6 million bags, a reduction of 2.3% compared to the 72.3 million bags for the same period in 2010/2011. With the exception of Vietnam and Mexico, exports have fallen in a number of major exporting countries during the first eight months of the 2011/2012 harvest year. Consumption for 2011/2012 is expected at 137.9 million bags, an increase of 0.6% compared to last year.

- Globally, Arabica production is expected to decrease by 5.2% from 85.2 million bags in 2010/11 to 80.8 million in 2011/12 while the production of Robusta is likely to increase from 49.2 million bags in 2010/11 to around 50.5 million in 2011/12.

- The ICO (International Coffee Organization) estimates the 2011/2012 Brazilian production at 43.8 million 60-kg bags while the USDA estimates 54.5 million bags. Brazil may become the world's

25

adecoagro
2Q12

largest coffee consumer in the coming years if interior demand continues increasing. From 2005 to 2011, domestic consumption increased 22% to 19.8 million bags.

- According to the ICO, Colombia is expected to produce 7.8 million bags in the 2011/2012 harvest year, a decrease of 8.3% compared to 2010/2012 harvest year.

Sugar and Ethanol:

- Following a very dry rainy season in Center-South Brazil, which hurt initial cane yields, the first two months of crushing were marked by higher-than-average rainfall (+127% compared to the historical average of São Paulo State). This reduced the available crushing days, increasing the number of idle days in June, from 5 last year to 11 this year. At the end of June, the total crush lagged behind the previous crop by 50 MM tons (-28%). In addition, rains have reduced the sucrose content of cane, negatively affecting the final production figures. The reduction Year-on-Year was of -29% for sugar and -32% in Europe.

- Anhydrous prices were up by 3% in the quarter (reaching 1,380 R$/m³ with taxes, ESALQ index), widening the spread against hydrous prices, from 5% to 24%. As a result of fewer inexpensive imports available in the market and, in relative terms, higher production of hydrous over anhydrous. Hydrous prices fell by 11% in the period, being traded at 1,280 R$/m³ with taxes, ESALQ index.

- Meteorological models indicate a good probability of the El Niño phenomenon gaining strength in the 3Q12. The extent of losses in production caused by a delayed Indian monsoon, higher-than-average rainfall in Center-South Brazil and Australia and dry months in Brazil's Northeast region and in Russia will determine prices and trade flows over the next few months.

26

2Q12

Segment Information—Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets.

We define Adjusted EBIT for each of our operating from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets.

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro
2Q12

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q12

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	177	20,193	-	-	1,235	21,605	58,769	-	-	80,374
Cost of manufactured products sold and services rendered	-	(16,671)	-	-	(92)	(16,763)	(45,280)	-	-	(62,043)
Gross Profit from Manufacturing Activities	177	3,522	-	-	1,143	**4,842**	**13,489**	-	-	**18,331**
Sales of agricultural produce and biological assets	71,542	71	4,604	366	197	76,780	-	-	-	76,780
Cost of agricultural produce and biological assets	(71,542)	(71)	(4,604)	(366)	(197)	(76,780)	-	-	-	(76,780)
Initial recog. and changes in FV of BA and agricultural produce	7,235	(2,150)	(431)	3,547	(15)	8,186	(16,978)	-	-	(8,792)
Gain from changes in NRV of agricultural produce after harvest	6,712	-	-	232	-	6,944	-	-	-	6,945
Gross Profit from Agricultural Activities	13,947	(2,150)	(431)	3,779	(15)	**15,130**	**(16,978)**	-	-	**(1,848)**
Margin Before Operating Expenses	14,124	1,372	(431)	3,779	1,128	**19,972**	**(3,489)**	-	-	**16,483**
General and administrative expenses	(1,047)	(1,081)	(219)	(253)	(7)	(2,607)	(6,173)	-	(6,185)	(14,965)
Selling expenses	(1,739)	(3,518)	(55)	(62)	(10)	(5,384)	(9,340)	-	(26)	(14,750)
Other operating income, net	(528)	185	-	261	1	(81)	8,283	7,963	(109)	16,056
Share of gain/(loss) of joint ventures	-	-	(851)	-	-	(851)	-	-	-	(851)
Profit from Operations Before Financing and Taxation	10,810	(3,042)	(1,556)	3,725	1,112	**11,049**	**(10,719)**	**7,963**	**(6,320)**	**1,973**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	644	1,009	-	1,653	8,621	-	-	10,274
Adjusted EBIT	10,810	(3,042)	(912)	4,734	1,112	**12,702**	**(2,098)**	**7,963**	**(6,320)**	**12,247**
(-) Depreciation PPE	450	1,020	216	150	47	1,883	15,622	-	-	17,505
Adjusted EBITDA	11,260	(2,022)	(696)	4,884	1,159	**14,585**	**13,524**	**7,963**	**(6,320)**	**29,752**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**29,752**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(10,274)
(+) Depreciation PPE										(17,505)
(+) Financial result, net										(27,411)
(+) Income Tax (Charge)/Benefit										10,560
Profit/(Loss) for the Period										**(14,878)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q11

$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	145	18,329	-	-	1,256	19,730	100,107	-	-	119,837
Cost of manufactured products sold and services rendered	-	(15,126)	-	-	(191)	(15,317)	(58,825)	-	-	(74,142)
Gross Profit from Manufacturing Activities	145	3,203	-	-	1,065	**4,413**	**41,282**	-	-	**45,695**
Sales of agricultural produce and biological assets	50,233	10	4,520	1,748	271	56,782	-	-	-	56,782
Cost of agricultural produce and biological assets	(50,233)	(10)	(4,520)	(1,748)	(271)	(56,782)	-	-	-	(56,782)
Initial recog. and changes in FV of BA and agricultural produce	13,271	(902)	577	4,898	307	18,151	(20,640)	-	-	(2,489)
Gain from changes in NRV of agricultural produce after harvest	2,899	-	-	(1,450)	-	1,449	-	-	-	1,449
Gross Profit from Agricultural Activities	16,170	(902)	577	3,448	307	**19,600**	**(20,640)**	-	-	**(1,040)**
Margin Before Operating Expenses	16,315	2,301	577	3,448	1,372	**24,013**	**20,642**	-	-	**44,655**
General and administrative expenses	(2,290)	(520)	(118)	(322)	(136)	(3,386)	(6,086)	-	(6,729)	(16,201)
Selling expenses	(554)	(3,006)	(112)	(121)	(15)	(3,808)	(14,396)	-	-	(18,204)
Other operating income, net	3,582	32	-	790	-	4,404	1,129	-	(141)	5,392
Share of gain/(loss) of joint ventures	-	-	(350)	-	-	(350)	-	-	-	(350)
Profit from Operations Before Financing and Taxation	17,053	(1,193)	(3)	3,795	1,221	**20,873**	**1,289**	-	**(6,870)**	**15,292**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(44)	498	-	454	40,076	-	-	40,530
Adjusted EBIT	17,053	(1,193)	(47)	4,293	1,221	**21,327**	**41,365**	-	**(6,870)**	**55,822**
(-) Depreciation PPE	301	966	115	163	82	1,627	8,077	-	-	9,704
Adjusted EBITDA	17,354	(227)	68	4,456	1,303	**22,954**	**49,442**	-	**(6,870)**	**65,526**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**65,526**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(40,530)
(+) Depreciation PPE										(9,704)
(+) Financial result, net										842
(+) Income Tax (Charge)/Benefit										(3,398)
Profit/(Loss) for the Period										**12,736**

28

adecoagro
2Q12

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M12										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	417	40,445	-	-	2,406	43,268	104,384	-	-	147,652
Cost of manufactured products sold and services rendered	-	(35,654)	-	-	(134)	(35,788)	(80,057)	-	-	(115,845)
Gross Profit from Manufacturing Activities	417	4,791	-	-	2,272	**7,480**	**24,327**	**-**	**-**	**31,807**
Sales of agricultural produce and biological assets	107,296	76	9,319	827	277	117,795	189	-	-	117,984
Cost of agricultural produce and biological assets	(107,296)	(76)	(9,319)	(827)	(277)	(117,795)	(189)	-	-	(117,984)
Initial recog. and changes in FV of BA and agricultural produce	22,004	1,439	(78)	(687)	(89)	22,589	(4,272)	-	-	18,317
Gain from changes in NRV of agricultural produce after harvest	9,688	-	-	205	-	9,893	-	-	-	9,893
Gross Profit from Agricultural Activities	31,692	1,439	(78)	(482)	(89)	**32,482**	**(4,272)**	**-**	**-**	**28,210**
Margin Before Operating Expenses	32,109	6,230	(78)	(482)	2,183	**39,962**	**20,055**	**-**	**-**	**60,017**
General and administrative expenses	(2,130)	(2,113)	(434)	(484)	(24)	(5,185)	(10,833)	-	(12,153)	(28,171)
Selling expenses	(2,980)	(7,766)	(119)	(139)	(19)	(11,023)	(16,929)	-	(36)	(27,988)
Other operating income, net	(4,666)	467	-	2,179	(11)	(2,031)	2,673	7,963	(244)	8,361
Share of gain/(loss) of joint ventures	-	-	(1,084)	-	-	(1,084)	-	-	-	(1,084)
Profit from Operations Before Financing and Taxation	22,333	(3,182)	(1,715)	1,074	2,129	**20,639**	**(5,034)**	**7,963**	**(12,433)**	**11,135**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	803	2,097	-	2,900	(3,873)	-	-	(973)
Adjusted EBIT	22,333	(3,182)	(912)	3,171	2,129	**23,539**	**(8,907)**	**7,963**	**(12,433)**	**10,162**
(-) Depreciation PPE	884	1,995	428	306	106	3,719	17,685	-	-	21,404
Adjusted EBITDA	23,217	(1,187)	(484)	3,477	2,235	**27,258**	**8,778**	**7,963**	**(12,433)**	**31,566**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**31,566**
(+) Initial recog. and changes in F.V. of BA (unrealized)										973
(+) Depreciation PPE										(21,404)
(+) Financial result, net										(31,630)
(+) Income Tax (Charge)/Benefit										6,875
Profit/(Loss) for the Period										**(13,620)**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 6M11										
$ thousands	Crops	Rice	Dairy	Coffee	Cattle	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	176	33,884	-	713	2,345	37,118	109,060	-	-	146,178
Cost of manufactured products sold and services rendered	-	(29,720)	-	(629)	(191)	(30,540)	(65,546)	-	-	(96,086)
Gross Profit from Manufacturing Activities	176	4,164	-	84	2,154	**6,578**	**43,514**	**-**	**-**	**50,092**
Sales of agricultural produce and biological assets	75,973	35	8,963	3,204	518	88,693	-	-	-	88,693
Cost of agricultural produce and biological assets	(75,973)	(35)	(8,963)	(3,204)	(518)	(88,693)	-	-	-	(88,693)
Initial recog. and changes in FV of BA and agricultural produce	37,030	8,275	3,424	2,338	351	51,418	4,551	-	-	55,969
Gain from changes in NRV of agricultural produce after harvest	5,832	-	-	(1,763)	-	4,069	-	-	-	4,069
Gross Profit from Agricultural Activities	42,862	8,275	3,424	575	351	**55,487**	**4,551**	**-**	**-**	**60,038**
Margin Before Operating Expenses	43,038	12,439	3,424	659	2,505	**62,065**	**48,065**	**-**	**-**	**110,130**
General and administrative expenses	(4,806)	(4,016)	(798)	(635)	(164)	(10,419)	(11,265)	-	(11,824)	(33,508)
Selling expenses	(813)	(5,605)	(188)	(235)	(27)	(6,868)	(17,206)	-	-	(24,074)
Other operating income, net	(3,047)	113	-	241	-	(2,693)	2,411	-	(22)	(304)
Share of gain/(loss) of joint ventures	-	-	(350)	-	-	(350)	-	-	-	(350)
Profit from Operations Before Financing and Taxation	34,372	2,931	2,088	30	2,314	**41,735**	**22,005**	**-**	**(11,846)**	**51,894**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,485)	817	-	(668)	10,650	-	-	9,982
Adjusted EBIT	34,372	2,931	603	847	2,314	**41,067**	**32,655**	**-**	**(11,846)**	**61,876**
(-) Depreciation PPE	658	1,351	232	281	120	2,642	11,346	-	-	13,988
Adjusted EBITDA	35,030	4,282	835	1,128	2,434	**43,709**	**44,001**	**-**	**(11,846)**	**75,864**
Reconciliation to Profit/(Loss)										
Adjusted EBITDA										**75,864**
(+) Initial recog. and changes in F.V. of BA (unrealized)										(9,982)
(+) Depreciation PPE										(13,988)
(+) Financial result, net										(11,043)
(+) Income Tax (Charge)/Benefit										(12,754)
Profit/(Loss) for the Period										**28,097**

29

adecoagro

2Q12

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Income

Statement of Income						
$ thousands	2Q12	2Q11	Chg %	6M12	6M11	Chg %
Sales of manufactured products and services rendered	80,374	119,837	(32.9%)	147,652	146,178	1.0%
Cost of manufactured products sold and services rendered	(62,043)	(74,142)	(16.3%)	(115,845)	(96,086)	20.6%
Gross Profit from Manufacturing Activities	**18,331**	**45,695**	**(59.9%)**	**31,807**	**50,092**	**(36.5%)**
Sales of agricultural produce and biological assets	76,780	56,782	35.2%	117,984	88,693	33.0%
Cost of agricultural produce sold and direct agricultural selling expenses	(76,780)	(56,782)	35.2%	(117,984)	(88,693)	33.0%
Initial recognition and changes in fair value of biological assets and agricultural produce	(8,792)	(2,489)	253.2%	18,317	55,969	(67.3%)
Changes in net realizable value of agricultural produce after harvest	6,944	1,449	379.2%	9,893	4,069	143.1%
Gross Profit/(Loss) from Agricultural Activities	**(1,848)**	**(1,040)**	**77.7%**	**28,210**	**60,038**	**(53.0%)**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**16,483**	**44,655**	**(63.1%)**	**60,017**	**110,130**	**(45.5%)**
General and administrative expenses	(14,965)	(16,201)	(7.6%)	(28,171)	(33,508)	(15.9%)
Selling expenses	(14,750)	(18,204)	(19.0%)	(27,988)	(24,074)	16.3%
Other operating income/(loss), net	16,056	5,392	197.8%	8,361	(304)	- %
Share of (loss)/benefit of joint ventures	(851)	(350)	143.1%	(1,084)	(350)	209.7%
Gain/(Loss) from Operations Before Financing and Taxation	**1,973**	**15,292**	**(87.1%)**	**11,135**	**51,894**	**(78.5%)**
Finance income	1,390	10,188	(86.4%)	6,970	13,611	(48.8%)
Finance costs	(28,801)	(9,346)	208.2%	(38,600)	(24,654)	56.6%
Financial results, net	(27,411)	842	- %	(31,630)	(11,043)	186.4%
Gain/(Loss) Before Income Tax	**(25,438)**	**16,134**	**- %**	**(20,495)**	**40,851**	**- %**
Income tax (charge)/benefit	10,560	(3,398)	- %	6,875	(12,754)	- %
Gain/(Loss) for the Period	**(14,878)**	**12,736**	**- %**	**(13,620)**	**28,097**	**- %**

30

adecoagro
2Q12

Condensed Consolidated Interim Statement of Cash Flow

Statement of Cash Flows			
$ thousands	6M12	6M11	Chg %
Cash flows from operating activities:			
Gain/(Loss) for the period	(13,620)	28,097	- %
Adjustments for:			
Income tax (benefit)/charge	(6,875)	12,754	- %
Depreciation	21,233	13,799	53.9%
Amortization	171	189	(9.5%)
(Loss)/Gain from disposal of other property items	385	(335)	- %
Gain from disposal of subsidiary	(7,963)	-	- %
Equity settled shared-based compensation granted	1,868	1,154	61.9%
(Loss)/gain from derivative financial instruments and forwards	9,682	(7,829)	- %
Interest and other financial expense, net	6,676	14,667	(54.5%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(8,310)	(16,665)	(50.1%)
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,316)	(28)	4,600.0%
Provision and allowances	(432)	(2,406)	(82.0%)
Share of loss from joint venture	1,084	350	209.7%
Foreign exchange (losses)/gains, net	13,271	(713)	- %
Subtotal	**15,854**	**43,034**	**(63.2%)**
Changes in operating assets and liabilities:			
Increase in trade and other receivables	(27,109)	(10,002)	171.0%
Increase in inventories	(21,457)	(73,828)	(70.9%)
Decrease in biological assets	32,191	50,835	(36.7%)
Decrease in other assets	11	1	1,000.0%
Decrease/(increase) in derivative financial instruments	6,318	(9,510)	- %
Increase in trade and other payables	7,287	3,811	91.2%
Increase in payroll and social security liabilities	2,785	2,870	(3.0%)
Decrease in provisions for other liabilities	(18)	(3)	500.0%
Net cash generated from operting activities before interest and taxes paid	**15,862**	**7,208**	**120.1%**
Income tax paid	(2,542)	(15,527)	(83.6%)
Net cash generated from/(used in) in operating activities	**13,320**	**(8,319)**	**- %**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(120,651)	(23,577)	411.7%
Purchases of intangible assets	(59)	(37)	59.5%
Purchase of cattle and non current biological assets planting cost	(41,336)	(24,801)	66.7%
Interest received	6,200	2,468	151.2%
Proceeds from sale of property, plant and equipment	460	890	(48.3%)
Short-term investments	-	(48,000)	
Payment of seller financing arising on subsidiares acquired	(6,807)	-	- %
Capital contribution in joint ventures	(3,000)	-	- %
Acquisition of currency forward	-	(205,000)	- %
Net cash used in investing activities	**(165,193)**	**(298,057)**	**(44.6%)**
Cash flows from financing activities:			
Net proceeds from IPO and Private Placement	-	421,778	- %
Proceeds from equity settled share-based compensation exercised	218	-	- %
Proceeds from long-term borrowings	44,380	17,167	158.5%
Payments of long-term borrowings	(12,587)	(13,709)	(8.2%)
Interest Paid	(11,553)	(16,682)	(30.7%)
Net increase in short-term borrowings	42,384	39,931	6.1%
Net cash generated from financing activities	**62,842**	**448,485**	**(86.0%)**
Net increase/(decrease) in cash and cash equivalents	**(89,031)**	**142,109**	**- %**
Cash and cash equivalents at beginning of period	330,546	70,269	370.4%
Effect of exchange rate changes on cash and cash equivalents	(7,772)	(3,372)	130.5%
Cash and cash equivalents at end of period	**233,743**	**70,269**	**232.6%**

31

adecoagro
2Q12

Condensed Consolidated Interim Balance sheet

Statement of Financial Position			
$ thousands	**June 30, 2012**	**December 31, 2011**	**Chg %**
ASSETS			
Non-Current Assets			
Property, plant and equipment	822,770	759,696	8.3%
Investment property	16,884	27,883	(39.4%)
Intangible assets	34,579	36,755	(5.9%)
Biological assets	214,078	187,973	13.9%
Investments in joint ventures	6,473	4,299	50.6%
Deferred income tax assets	41,774	37,081	12.7%
Trade and other receivables, net	31,672	15,746	101.1%
Other assets	1,397	1,408	(0.8%)
Total Non-Current Assets	**1,169,627**	**1,070,841**	**9.2%**
Current Assets			
Biological assets	24,748	51,627	(52.1%)
Inventories	117,003	96,147	21.7%
Trade and other receivables	155,302	141,181	10.0%
Derivative financial instruments	4,955	10,353	(52.1%)
Cash and cash equivalents	233,743	330,546	(29.3%)
Total Current Assets	**535,751**	**629,854**	**(14.9%)**
TOTAL ASSETS	**1,705,378**	**1,700,695**	**0.3%**
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to equity holders of the parent			
Share capital	181,894	180,800	0.6%
Share premium	933,178	926,005	0.8%
Cumulative translation adjustment	(162,275)	(99,202)	63.6%
Equity-settled compensation	15,655	15,306	2.3%
Other reserves	(350)	(526)	(33.5%)
Treasury shares	(5)	(4)	25.0%
Retained earnings	44,770	57,497	**(22.1%)**
Equity attributable to equity holders of the parent	**1,012,867**	**1,079,876**	(6.2%)
Non controlling interest	8,132	14,993	**(45.8%)**
TOTAL SHAREHOLDERS' EQUITY	**1,020,999**	**1,094,869**	**(6.7%)**
LIABILITIES			
Non-Current Liabilities			
Trade and other payables	8,652	8,418	2.8%
Borrowings	205,823	203,409	1.2%
Deferred income tax liabilities	88,103	92,989	(5.3%)
Payroll and social liabilities	1,298	1,431	(9.3%)
Provisions for other liabilities	3,395	3,358	**1.1%**
Total Non-Current Liabilities	**307,271**	**309,605**	**(0.8%)**
Current Liabilities			
Trade and other payables	108,000	114,020	(5.3%)
Current income tax liabilities	1,034	872	18.6%
Payroll and social liabilities	20,164	17,010	18.5%
Borrowings	230,469	157,296	46.5%
Derivative financial instruments	16,657	6,054	175.1%
Provisions for other liabilities	784	969	(19.1%)
Total Current Liabilities	**377,108**	**296,221**	**27.3%**
TOTAL LIABILITIES	**684,379**	**605,826**	**13.0%**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,705,378**	**1,700,695**	**0.3%**

32